Exhibit (99.1)

KIMBERLY-CLARK ELECTS KELLOGG COMPANY CHAIRMAN AND CEO
JAMES M. JENNESS TO ITS BOARD OF DIRECTORS

DALLAS, Nov. 15, 2006 – Kimberly-Clark Corporation (NYSE: KMB) today announced that James M. Jenness, chairman and chief executive officer of Kellogg Company, has been elected to its board of directors, effective Feb. 1, 2007.

Mr. Jenness, 60, has been chairman and CEO of Kellogg since 2005. He joined the company from Integrated Merchandising Systems, LLC, a retail promotion and merchandising company, where he served as chief executive officer from 1997 to 2004. Previously, Mr. Jenness served as vice chairman and chief operating officer of Leo Burnett Company, Inc., where he held account management positions of increasing responsibility over the course of a 22-year career with the global advertising agency. Mr. Jenness began his career as a market analyst with International Harvester Company and also served as product manager with Alberto Culver Company.

"We are pleased to have Jim Jenness join our board of directors," said Linda Johnson Rice, chairman of the Nominating and Corporate Governance Committee of the Kimberly-Clark board of directors and president and chief executive officer of Johnson Publishing Company. "His broad experience in many highly competitive domestic and international businesses, including health, beauty, food and insurance, adds valuable expertise to the board."

Thomas J. Falk, chairman and chief executive officer of Kimberly-Clark, said, "Jim's extensive background in brand management, marketing and communications, combined with his expertise in operations and financial management, will greatly benefit the company as we take K-C to the next level of performance as a premier health and hygiene company."

Mr. Jenness earned a bachelor's degree in marketing and a master's in business administration from DePaul University.

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About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people—nearly a quarter of the world's population—trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds the No. 1 or No. 2 share position in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 134-year history of innovation, visit www.kimberly-clark.com.

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